Exhibit 21.1

Name of Subsidiary	State of Incorporation

Arvinas Operations, Inc.	Delaware
Arvinas Androgen Receptor, Inc.	Delaware
Arvinas BRD4, Inc.	Delaware
Arvinas Estrogen Receptor, Inc.	Delaware
Arvinas Winchester, Inc.	Delaware